Consent of Independent Registered Public Accounting Firm

The Board of Directors
Tahoe Resources Inc.

We consent to the use of our report dated March 8, 2012 with respect to the consolidated financial statements of Tahoe Resources Inc. as at December 31, 2011 and for the year then ended which appears in this annual report on Form 40-F.

Chartered Accountants

March 8, 2013
Vancouver, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.